Exhibit 21.1
FIESTA RESTAURANT GROUP, INC.
Subsidiaries

Name	State of Incorporation or Organization
Pollo Franchise, Inc.	Florida

Pollo Operations, Inc.	Florida

Pollo Tropical Management, LLC	Texas

Pollo Tropical Beverages, LLC	Texas

Taco Cabana, Inc.	Delaware

Cabana Grill, Inc.	Delaware

TP Acquisition Corp.	Texas

T.C. Management, Inc.	Delaware

Texas Taco Cabana, L.P.	Texas

Cabana Bevco LLC	Texas

TC Bevco LLC	Texas

Cabana Beverages, Inc.	Texas

TPAQ Holding Corporation	Delaware